Exhibit 1

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[LOGO]   HAVAS

PRESS RELEASE

                                                  Suresnes, September 13th, 2004

                           HAVAS POSITION ON GREY BID

With the approval of its Board of Directors, Havas announced on September 8th, 2006, its decision to submit a bid proposal to acquire 100% of Grey.

This offer was based on the strategic advantages of a merger between the two groups, showing a strategic fit and an unusual absence of major client conflicts.

The proposed financing of this offer respected the following very strict criteria set in July by Alain de Pouzilhac, Chairman and CEO of Havas, when he explained the reasons for the Group's interest in Grey:

- EPS accretion in a short time frame
- Refinancing of the 2006 convertible bond
- Significant acceleration of the growth and earnings momentum of the Group, notably due to expected revenue and cost synergies between the two entities.

This offer was not retained by Grey's Board of Directors which met this weekend.

Havas declined to increase its initial offer. An increase in the price would have compromised the speed and level of return on investment for Havas' current shareholders.

Following this decision, Alain de Pouzilhac, Chairman and CEO of Havas, declared:

"When an opportunity like Grey comes to the market, it is our duty to assess whether it can significantly add value to our Group. Over the summer, Havas' teams, with the collaboration of Deutsche Bank acting as financial consultant and lead bank, and who underwrote the financing of the offer, with the participation of Calyon did a remarkable job that resulted in a competitive bid proposal. At the end of the offer process, we concluded that the price required by Grey would not allow us to generate sufficient added value for our shareholders. As a result, we did not increase our offer, so as to remain totally focused on the objectives I set our teams over a year ago: to relaunch our Group to rapidly reach the same growth and operating margin levels as the market leaders. This is our goal. During this process, I have witnessed the drive and talent of our in-house teams working on the project. It is these qualities that will help us succeed tomorrow".

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About Havas

Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) is a global advertising and communications services group. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in 88 countries through its networks of agencies located in 45 countries and contractual affiliations with agencies in 43 additional countries. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 16,000 people. Further information about Havas is available on the company's website: www.havas.com

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Contacts:

Communication:                       Peggy Nahmany
                                     Tel: +33 (0)1 58 47 90 73
                                     peggy.nahmany@havas.com

                                     Virginia Jeanson
                                     Tel: +33 (0)1 58 47 91 34
                                     virginia.jeanson@havas.com

Investor Relations:                  Catherine Francois
                                     Tel: +33 (0)1 58 47 91 35
                                     catherine.francois@havas.com

Forward-Looking Information

This document contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions, concerning matters that are not historical facts. These forward-looking statements reflect Havas' current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Havas' actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission. Havas does not intend, and disclaims any duty or obligation, to update or revise any forward-looking statements contained in this document to reflect new information, future events or otherwise.


2 allee de Longchamp 92281 Suresnes Cedex, France
Tel +33 (0) 1 58 47 80 00  Fax +33 (0) 1 58 47 99 99  www.havas.com
SA au capital de 122 087 611,20 euros - 335 480 265 RCS Nanterre - APE 744 B